

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

David A. Dedman
Vice President and Associate General Counsel
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

> **Re: Lockheed Martin Corporation**
> **Registration Statement on Form S-4**
> **Filed February 25, 2011**
> **File No. 333-172431**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **File No. 001-11437**

Dear Mr. Dedman:

We have reviewed your responses to the comments in our letter dated March 24, 2011 and have the following additional comments.

Form S-4

General

1. Although we note your response to our prior comment one, please revise your supplemental letter to track the language of the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters. In this regard, please revise to represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate of yours to distribute the New Notes.

Form 10-K

Management's Discussion and Analysis, page 23

Results of operations, page 27

2. We note your response to our prior comment 17, in which you state that your disclosure meets the requirements of Item 303 of Regulation S-K. You also state that you will seek to enhance disclosure in future filings and will take our comments into account. Based

on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. As previously requested, please revise to discuss and analyze cost of sales separately for both cost of product sales and cost of service sales. Cost of sales is a material component of your operating expenses and a discussion and analysis of this material component will provide your investors with information that is necessary for an understanding of your results of operations. Please provide us a copy of your intended revised disclosure.

3. We note your response to our prior comment 18. As previously requested, please describe for us the significant categories of costs that comprise cost of product sales and cost of service sales.

Discussion of Business Segments, page 29

4. We note your response to our prior comment 19, in which you state that your disclosure meets the requirements of Item 303 of Regulation S-K. You also state that you will seek to enhance disclosure in future filings and will take our comments into account. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. Instruction 4 to Item 303(a) of Regulation S-K requires a quantification of the extent of contribution of each of two or more factors for an understanding of a material change. Therefore, please revise to quantify factors to which changes in results are attributed. Please provide us a copy of your intended revised disclosure.

5. We note your response to our prior comment 20, in which you state that your disclosure meets the requirements of Item 303 of Regulation S-K. You also state that you will seek to enhance disclosure in future filings and will take our comments into account. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. As you attribute certain changes in results to performance adjustments, please quantify these factors individually when listed and in the aggregated for your consolidated results. Instruction 4 to Item 303(a) of Regulation S-K requires a quantification of the extent of contribution of each of two or more factors for an understanding of a material change. Please provide us a copy of your intended revised disclosure.

6. We note your response to our prior comment 21, in which you state that your disclosure meets the requirements of Item 303 of Regulation S-K. You also state that you will seek to enhance disclosure in future filings and will take our comments into account. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. Please revise to analyze the underlying reasons for changes. For example, explain why performance adjustments occurred. Please provide us a copy of your intended revised disclosure.

Environmental Matters, page 79

7. We note your response to our prior comment 26. Please explain to us in detail how you concluded that amounts recorded as assets totaling $810 million at December 31, 2010 were probable of recovery. For example, tell us whether amounts were probable as a result of current or pre-existing contracts that specifically provide for recovery, expected future contracts, existing regulations, or otherwise. Describe the contracts, regulations, or other reasons evidencing recoverability. Tell us whether the U.S. Government has confirmed its obligations to you for these specific amounts. Please also tell us whether the U.S. Government has sought to minimize its exposure to these amounts by asserting defenses or disputing these amounts. To the extent that your assessment of the probability of recovery is based on recovery in the pricing of your products and services in future U.S. Government contracts, tell us what consideration you gave to the Under Secretary of Defense for Acquisition, Technology, and Logistics' fall 2010 directive for better buying power in which the Under Secretary announced that his office would seek to replace cost-plus contracts with fixed-priced contracts.

8. Please tell us and revise to disclose the estimated time frame for realization of recognized probable recoveries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 55-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc (via fax):   Glenn C. Campbell, Esq.
                 (410) 659-2701

                 David A. Dedman, Esq.
                 (301) 897-6587

                 Christopher J. Gregoire
                 (301) 897-6813